CIRCLE

Obianozo Chukwuma <obi@seedinvest.com>

RSVP | Three Upcoming Webinars This Week

1 message

SeedInvest <deals@seedinvest.com>
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

Tue, Mar 30, 2021 at 8:39 AM

seedinvest Upcoming Webinars

Hi Obi,

We're excited to invite you to three upcoming kick-off webinars. Tune in for the opportunity to hear from companies and ask questions to management this week. Register via the links below.

- **Innovega's Kick-Off Webinar |** Wednesday, March 24th at 2pm ET
- **Supervest's Kick-Off Webinar |** Thursday, March 25th at 2pm ET
- **New Reg CF Webinar |** Thursday, March 25th at 4pm ET

Regards,

The SeedInvest Team

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Innovega is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega

Supervest, Fantasy Sports, and AMASS are offering securities under Rule 506(c) of Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). The Company has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained at Supervest: https://www.seedinvest.com/supervest, Fantasy Sports: https://www.seedinvest.com/fantasy.sports, AMASS: https://www.seedinvest.com/amass